Exhibit 99.1

N E W S      R E L E A S E

Siyata Mobile Inc. Announces Pricing of Approximately $2.3 Million Registered Direct Offering

VANCOUVER, BC / ACCESSWIRE / July 11, 2023 / Siyata Mobile Inc. (NASDAQ:SYTA)(NASDAQ:SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, today announced that it has entered into a securities purchase agreement with certain institutional investors to purchase 51,450,000 common shares at a purchase price of $0.045 per share in a registered direct offering (the “Offering”). The gross proceeds of the Offering to the Company, before deducing placement agent fees and commissions and other offering expenses, are expected to be approximately $2.3 million.

The closing of the Offering is expected to occur on or about July 13, 2023, subject to the satisfaction of customary closing conditions.

Maxim Group LLC is acting as the sole placement agent in connection with the offering.

The common shares are being offered by the Company pursuant to an effective shelf registration statement on Form F-3, as amended (File No. 333-265998) that was filed with the SEC on July 1, 2022, amended on July 11, 2022, and was declared effective on July 18, 2022. The Offering of the common shares will be made only by means of a prospectus supplement that forms part of the registration statement. A prospectus supplement relating to the common shares will be filed by Siyata with the SEC. When available, copies of the prospectus supplement relating to the registered direct offering, together with the accompanying prospectus, can be obtained at the SEC’s website at www.sec.gov or from Maxim Group LLC, 300 Park Avenue, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or telephone at (212) 895-3745.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next-generation Push-To-Talk over Cellular devices, cellular booster systems, and video monitoring solutions. Its portfolio of in-vehicle and rugged devices enables first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise-grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signals in remote areas, inside structural buildings where signals are weak, and within vehicles for the maximum cellular signal strength possible.

For its video monitoring system, Siyata integrates software that we license with off-the-shelf hardware providing our customers with an integrated advanced camera system for management and visual monitoring of their fleet vehicles.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA,” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications
1-866-684-6730
SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas
Hayden IR
SYTA@Haydenir.com
646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales
Siyata Mobile Inc.
glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

3